                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13E-4

                               ----------------

                            AMENDMENT NO. 1 TO
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

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                       Building One Services Corporation
                                (Name of Issuer)

                               ----------------

                       Building One Services Corporation
                      (Name of Person(s) Filing Statement)

                               ----------------

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   120114103
                     (CUSIP Number of Class of Securities)

                               ----------------

                              Joseph M. Ivey

                   President and Chief Executive Officer
                       Building One Services Corporation
                    800 Connecticut Avenue, N.W., Suite 1111
                              Washington, DC 20006
                                 (202) 261-6000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing the Statement)

                                   Copies to:

F. Traynor Beck, Esquire                              Linda Griggs, Esquire
Executive Vice President, General                     Morgan, Lewis & Bockius
Counsel                                               LLP
and Secretary, Building One Services
Corporation                                           1800 M Street, N.W.
800 Connecticut Avenue, N.W., Suite                   Washington, DC 20036
1111
Washington, DC 20006                                  (202) 467-7000
(202) 261-6000

                               ----------------

                               February 19, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                               ----------------

                           CALCULATION OF FILING FEE

 Transaction Valuation*   $573,750,000   Amount of Filing Fee    $114,750

*Based upon the aggregate value of the securities proposed to be acquired.

[X]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement, number, or the form or schedule and the date of its filing.

Amount previously paid: $116,187.63       Filing party: Building One Services
                                          Corporation
Form or registration no.: Schedule        Date filed: Feb. 19, 1999
13E-4
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                             INTRODUCTORY STATEMENT

  This Amendment No. 1 modifies and supplements the Issuer Tender Offer Statement on Schedule 13E-4 dated February 19, 1999 (the "Schedule 13E-4") filed by Building One Services Corporation, a Delaware corporation (the "Issuer"). The Issuer has decided to extend the expiration, withdrawal and proration dates for its self-tender offer for shares (the "Shares") of its common stock (the "Offer") and to modify the Offer. The Issuer is now offering to purchase 25.5 million Shares at a price of $22.50 per Share net to the seller in cash or, in the case of Shares underlying stock options having exercise prices below $22.50 per Share ("Option Shares"), $22.50 per Share less the exercise price per share on the terms and subject to the purchase of a minimum of 21 million shares in the Offer, the receipt of financing and the other conditions set forth in the Supplement to the Offer to Purchase (the "Supplement to the Offer to Purchase") and the amended Letter of Transmittal (the "Letter of Transmittal"). Copies of the Supplement to the Offer to Purchase and the Letter of Transmittal are filed with the Securities and Exchange Commission as Exhibits (a)(1) and (a)(2), respectively to this Amendment No. 1 to the Schedule 13E-4.

  The expiration and proration date for the Offer is now April 22, 1999.
ITEM 1. SECURITY AND ISSUER.

  Section (b) is amended as follows:

  (b) The securities that are the subject of the Offer are the Issuer's shares of common stock, par value $.001 per share. As of March 23, 1999, there were 45,275,872 Shares issued and outstanding and options with exercise prices below $22.50 per share for 3,640,081 Option Shares. The Issuer seeks to purchase up to 25.5 million and Shares for $22.50 per Share net to the seller in cash or, in the case of Option Shares, $22.50 per share less the exercise price per share (and applicable withholding taxes). The Issuer's president and chief executive officer and a director, Joseph M. Ivey, has advised the Issuer that he will not tender any of the Shares he owns directly or through a trust or any of his Option Shares, pursuant to the terms of the Offer. The Issuer's other directors and executive officers have not advised the Issuer whether they will tender Shares, including Option Shares, pursuant to the terms of the Offer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in Section 8 of the Supplement to the Offer to Purchase, "Background and Purpose of the Offer; Certain Effects of the Offer," and Section 10 of the Supplement to the Offer to Purchase,"Source and Amount of Funds," is incorporated herein by reference. The Issuer expects to use its cash flow to repay the indebtedness to be incurred to finance the Offer pursuant to the terms of such indebtedness.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  The Issuer does not intend to:

  (a) acquire any additional securities of the Issuer or dispose of any of the Shares or any other securities of the Issuer to any person (other than the issuance of Shares and options for Shares to certain employees under the Issuer's employee benefit plans, the issuance of Shares and options for Shares in connection with the acquisition of businesses, the issuance of senior subordinated notes due 2009 and the issuance of convertible subordinated notes in the transaction with Boss Investment LLC, an affiliate of Apollo Management L.P. ("Boss Investment"). The issuances of the senior subordinated notes and the convertible subordinated notes are described in Section 8 of the Supplement to the Offer to Purchase, "Background and Purpose of the Offer; Certain Effects of the Offer.";

  (b) engage in any extraordinary corporate transaction, such as a merger, reorganization or liquidation other than the Offer described in the Supplement to the Offer to Purchase;

  (c) sell or transfer a material amount of assets of the Issuer or sell any of its subsidiaries;

  (d) change in any way the present Board of Directors or management of the Issuer, except that Joseph M. Ivey became the Issuer's president and chief executive officer on February 25, 1999 and, in connection with the Issuer's sale of convertible subordinated notes, the Issuer has agreed to increase the size of

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its Board to ten, appoint three designees of Boss Investment to the Board, and change the composition of the Board so that it has ten directors.

  (e) make any material change in the Issuer's present dividend rate or policy, or indebtedness or capitalization other than as a result of the Offer;

  (f) make any other material changes in the Issuer's corporate structure or business;

  (g) change the Issuer's charter, bylaws or instruments corresponding thereto or take other actions that might impede the acquisition of control of the Issuer by any person except for amendments to its restated certificate of incorporation to permit the holders of the convertible subordinated notes to vote together with the holders of the Shares on all matters submitted to the holders of the common stock for a vote, to elect three members of the Board (or, if the Board has more than ten members, no less than 30% of the directors), to elect a majority of the directors if certain events of default shall occur (to hold office only for so long as such events of default are continuing) and to permit action by written consent only by all stockholders;

  (h) cause the class of equity security of the Issuer to be delisted from the Nasdaq National Market or from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  (i) cause a class of equity security of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

  (j) suspend the Issuer's obligations to file reports pursuant to Section 15(d) of the Exchange Act.

The Issuer has agreed to seek stockholder approval of the amendments to the restated certificate of incorporation required by its agreement to sell convertible subordinated notes to Boss Investment.

Item 4. Interest in Securities of the Issuer.

  The information set forth in Section 9 of the Supplement to the Offer to Purchase, "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," is incorporated herein by reference.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

  The information set forth in "Information," Section 8 of the Supplement to the Offer to Purchase, "Background and Purpose of the Offer; Certain Effects of the Offer," Section 9 of the Supplement to the Offer to Purchase, "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," and Section 10 of the Supplement to the Offer to Purchase,"Source and Amount of Funds," is incorporated herein by reference. Except as set forth in the Supplement to the Offer to Purchase, neither the Issuer nor any person controlling the Issuer nor, to the Issuer's knowledge, any of its directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Item 6. Persons Retained, Employed or to be Compensated.

  The information set forth in Section 16 of the Supplement to the Offer to Purchase, "Fees and Expenses," is incorporated herein by reference.

Item 7. Financial Information.

  The information set forth in Section 11 of the Supplement to the Offer to Purchase, "Certain Information About the Company," and Section 17 of the Supplement to the Offer to Purchase, "Unaudited Pro Forma Financial Statements," is incorporated herein by reference.

Item 8. Additional Information.

  (a) Not applicable.

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  (b) The information set forth in Section 13 of the Supplement to the Offer to
      Purchase, "Certain Legal Matters," is incorporated herein by reference.


  (c) The information set forth in Section 12 of the Supplement to the Offer to Purchase, "Effect of the Offer on the Market for Shares; Registration Under the Exchange Act," is incorporated herein by reference.

  (d) Not applicable.

  (e) The information set forth in Exhibits (a)(1) through (a)(11) is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 (a)(1)Form of Supplement to the Offer to Purchase, dated April 6, 1999.

 (a)(2)Form of Letter of Transmittal to Tender Shares of Common Stock, dated April 6, 1999.

 (a)(3)Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

 (a)(4)Form of Notice of Guaranteed Delivery.

 (a)(5)Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

 (a)(6) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

 (a)(7) Form of Letter to Stockholders of the Issuer dated April 6, 1999, from Joseph M. Ivey, President and Chief Executive Officer.

 (a)(8) Form of press release dated March 23, 1999 (Exhibit 99.1 of the Company's Current Report on Form 8-K dated March 23, 1999 is hereby incorporated by reference).

 (a)(9) (1) Form of Memorandum dated April 6, 1999 from Issuer to Holders of Building One Services Corporation Options; (2) Instructions for Tender of Options; and (3) Form of Option Tender Enrollment Form.

 (a)(10) (1) Form of Memorandum dated April 6, 1999 from Issuer to Participants in the Employee Stock Purchase Plan; and (2) Form of Tender Instruction Form for Shares in the Building One Services Corporation Employee Stock Purchase Plan; and (3) Form of Notice to Participants in the Building One Services Corporation Employee Stock Purchase Plan from American Stock Transfer & Trust Company dated April 6, 1999.

 (a)(11) Form of Memorandum dated April 6, 1999 from the Issuer to Stockholders who Received Shares in Connection with the Sale of a Business.

 (b)(1) Bank Commitment Letter, dated March 22, 1999, from Bankers Trust Company relating to the $350 million revolving credit facility.

 (b)(2) Form of Indenture for 7 1/2% Convertible Junior Subordinated Debentures Due 2012 (Exhibit 99.4 of the Company's Current Report on Form 8-K dated March 23, 1999 is hereby incorporated by reference).

 (b)(3) Securities Purchase Agreement, dated as of March 22, 1999, between Boss Investment LLC and Building One Services Corporation (Exhibit 99.2 of the Company's Current Report on Form 8-K dated March 23, 1999 is hereby incorporated by reference).

 (b)(4) Investors' Rights Agreement, dated March 22, 1999, between Building One Services Corporation and Certain of its Investors (Exhibit 99.3 of the Company's Current Report on Form 8-K dated March 23, 1999 is hereby incorporated by reference).

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 (b)(5) Commitment Letter, dated March 25, 1999, from Goldman Sachs Credit
        Partners LP and Citicorp USA, Inc. relating to the $350 million revolving credit facility.

 (b)(6) Highly confident letter, dated March 22, 1999, from BT Alex. Brown Incorporated relating to the sale of $200 million of senior subordinated notes.

 (d) No written opinion has been prepared by legal counsel at the request of the Issuer pertaining to the tax consequences of the tender offer.

 (f) One or more of the officers of the Issuer may orally solicit security holders on behalf of the Issuer, but no written instruction, form or other material has been furnished to such persons for their use, directly or indirectly, in connection with the tender offer.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        BUILDING ONE SERVICES CORPORATION

                                        By: /s/ Joseph M. Ivey
                                           ------------------------------------

                                        Name: Joseph M. Ivey

                                        Title: President and Chief Executive
                                               Officer

Dated: April 6, 1999

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

                                 EXHIBIT INDEX

Exhibit  Description
-------  -----------
 (a)(1)   Form of Supplement to Offer to Purchase, dated April 6, 1999.
 (a)(2)   Form of Letter of Transmittal to Tender Shares of Common Stock, dated April 6, 1999.
 (a)(3)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
 (a)(4)   Form of Notice of Guaranteed Delivery.
 (a)(5)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
 (a)(6)   Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and
          Other Nominees.
 (a)(7)   Form of Letter to Stockholders of the Issuer dated April 6, 1999, from Joseph M. Ivey,
          President and Chief Executive Officer.
 (a)(8)   Form of press release dated March 23, 1999 (Exhibit 99.1 of the Company's Current Report on
          Form 8-K dated March 23, 1999 is hereby incorporated by reference).
 (a)(9)   (1) Form of Memorandum dated April 6, 1999 from Issuer to Holders of Building One
          Services Corporation Options; (2) Instructions for Tender of Options; and (3) Form of Option Tender
          Enrollment Form.
 (a)(10)  (1) Form of Memorandum dated April 6, 1999 from Issuer to Participants in the Employee
          Stock Purchase Plan; and (2) Form of Tender Instruction Form for Shares in the Building One
          Services Corporation Employee Stock Purchase Plan; and (3) Form of Notice to Participants in the
          Building One Services Corporation Employee Stock Purchase Plan from American Stock Transfer &
          Trust Company dated April 6, 1999.
 (a)(11)  Form of Memorandum dated April 6, 1999 from the Issuer to Stockholders who Received
          Shares in Connection with the Sale of a Business.
 (b)(1)   Bank Commitment Letter, dated March 22, 1999, from Bankers Trust Company, relating to the $350 million revolving credit facility.
 (b)(2)   Form of Indenture for 7 1/2% Convertible Junior Subordinated Debentures Due 2012 (Exhibit 99.4 of
          the
          Company's Current Report on Form 8-K dated March 23, 1999 is hereby incorporated by reference).
 (b)(3)   Securities Purchase Agreement, dated as of March 22, 1999, between Boss Investment LLC and
          Building One Services Corporation (Exhibit 99.2 of the Company's Current Report on Form 8-K
          dated March 23, 1999 is hereby incorporated by reference).
 (b)(4)   Investors' Rights Agreement, dated March 22, 1999, between Building One Services Corporation and Certain of its Investors (Exhibit 99.3 of the Company's Current Report on Form 8-K dated
          March 23, 1999 is hereby incorporated by reference).
 (b)(5)   Commitment Letter, dated March 25, 1999, from Goldman Sachs Credit Partners LP and
          Citicorp USA, Inc. relating to the $350 million revolving credit facility.
 (b)(6)   Highly confident letter, dated March 22, 1999, from BT Alex. Brown Incorporated relating to the sale of $200 million of senior subordinated notes.